KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 12.1 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars In millions except ratio amounts)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings: Pre-tax income from continuing operations before cumulative effect of a change in accounting principle and before adjustment for noncontrolling interests and equity earnings (including amortization of excess cost of equity investments) per statements of income	$1,009.8	$1,144.4	$1,155.6	$1,182.5	$430.5
Add:
Fixed charges	595.1	541.6	482.9	467.4	444.8
Amortization of capitalized Interest	4.4	4.0	3.8	3.0	2.0
Distributed income of equity investees	286.6	219.8	234.5	158.0	101.6
Less:
Interest capitalized from continuing operations	(14.5)	(12.5)	(32.9)	(48.6)	(31.4)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charrges	(0.5)	(0.4)	(0.2)	(0.3)	(0.5)
Income as adjusted	$1,880.9	$1,896.9	$1,843.7	$1,762.0	$947.0

Fixed charges: Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$548.4	$520.1	$464.4	$446.8	$428.5
Add:
Portion of rents representative of the interest factor	46.7	21.5	18.5	20.6	16.3
Fixed charges	$595.1	$541.6	$482.9	$467.4	$444.8

Ratio of earnings to fixed charges	3.16	3.50	3.82	3.77	2.13